

April 6, 2015

Via E-mail
Mr. Ewout Steenbergen
Executive Vice President and Chief Financial Officer
Voya Financial, Inc.
230 Park Avenue
New York, NY  10169

**Re:    Voya Financial, Inc.**
**Form 10-K for the Fiscal Year December 31, 2014**
**Filed February 27, 2015**
**File No. 001-35897**

Dear Mr. Steenbergen:

We have reviewed the above filing and have the following comment.  In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe that the comment applies to your facts and circumstances, please tell us why in your response.  Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to the Consolidated Financial Statements
Fair Value Measurements (excluding Consolidated Investment Entities)
Valuation of Financial Assets and Liabilities at Fair Value
Fixed Maturities, page 287

1.  ASC 820 requires fair value disclosures by class of assets and liabilities. The guidance states that fair value measurements will often require greater disaggregation than the line items in the balance sheet. Further, a reporting entity should determine classes based upon the nature, characteristics and risk of the assets and liabilities and by consideration of the level of disaggregated information required under other Topics. Please tell us how your disclosure of the valuation techniques and the inputs used for fair value measurement for your level 2 fixed maturity securities complies with ASC 820-10-50-2bbb. It would appear that, at a minimum, the fixed maturity categories used within the tables on page 197 represent separate classes.  Also, except for the portion of fixed maturity securities for which matrix-based pricing is used, your disclosure does not

appear to describe the valuation techniques used.  Rather, you state that fair values without an active market are obtained through commercial pricing services.  Further, with regard to the portion for which matrix-pricing is used, the disclosure does not appear to indicate use of this technique by class nor does it describe the inputs used.  Please provide us, for each class of level 2 fixed maturity securities, the valuation technique(s) and inputs used in your fair value measurement.

General

Please note that we intend to review the Part III information that you intend to incorporate by reference into your Form 10-K when filed.  We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Senior Staff Accountant Keira Nakada at (202) 551-3659 if you have questions.  In this regard, do not hesitate to contact me at (202) 551-3752.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant